Filed by Time Warner Cable Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Time Warner Cable Inc.
(Commission File No. 001-33335)

The following is an excerpt from remarks by Time Warner Cable Inc. Chairman and CEO Robert Marcus at Time Warner Cable’s 2014 Annual Meeting of Stockholders on June 5, 2014:

Before we get going with the formal part of the session, I want to spend a couple of minutes talking about the state of our business. And in particular, I'd like to start with the agreement we reached back in February to merge our company with Comcast. For those of you who’ve heard me speak before, you know that I am driven by two related objectives; one, to create great experiences for our customers and, two, to maximize value for our shareholders. And I firmly believe that the merger with Comcast advances both of those objectives.

You've heard me say it before, since the time of our announcement, I can't tell you the number of times I've said it, but I believe it firmly. This is a dream combination. It's a combination of two already great companies that together will be an even stronger enterprise.  Both Time Warner Cable and Comcast have been true innovators in the cable business, delivering some of the most cutting-edge products and services that our consumers have really had a chance to enjoy, including things like Digital TV, High-speed Internet, WiFi, DVRs, Video On Demand. And the great part about this combination is that the combined company will be even more well-equipped to innovate in what is an obviously rapidly changing landscape. So I feel incredibly proud and excited about the promise that the combination brings for our customers. Our customers will undoubtedly enjoy even faster high-speed data, even better video experiences built on the Comcast X1 operating system, more robust libraries of on-demand content, and that's just the beginning.

On the business side, our business customers will enjoy better products and services and enjoy even more competition as a result of this combination. So from a customer perspective, it is very, very exciting.

And you, our shareholders, will also benefit from this transaction. The exchange ratio that we agreed to at the time of the signing recognizes the unique value of Time Warner Cable, and importantly because Time Warner Cable shareholders will own 23% plus of the combined company going forward, you'll all have an opportunity to participate in what I think is a very special value creation opportunity. So suffice it to say that I continue to be as enthusiastic about this transaction as I was on the day we announced it.

We're working very hard these days in trying to obtain the regulatory approvals, federal, state and local, that are required to close the transaction, and we're still hopeful that we can obtain those approvals by year-end. In the meantime though we are laser focused on running our business on executing upon the operating plan that we set out.

FORWARD LOOKING STATEMENTS AND DISCLAIMERS

This document includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and Time Warner Cable intends that all such statements be covered by the safe harbor provisions of the federal securities laws.  Statements herein regarding future financial and operating results and any other statements about future expectations, including any statements related to the proposed acquisition of Time Warner Cable by Comcast Corporation (“Comcast”), constitute “forward-looking statements.” These forward-looking statements may be identified by words such as “believe,” “expects,” “anticipates,” “projects,” “intends,” “should,” “estimates” or similar expressions. These statements are based on management’s current expectations or beliefs and may involve estimates and assumptions that are subject to risks, uncertainties, changes in circumstances and other factors.  Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive, technological, strategic and/or regulatory factors, and other factors affecting the operations of Time Warner Cable, including the proposed acquisition by Comcast.  Additional information concerning these and other factors can be found in Time Warner Cable’s and Comcast’s respective filings with the Securities and Exchange Commission (the “SEC”), including Time Warner Cable’s and Comcast’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  Time Warner Cable and Comcast assume no obligation to, and expressly disclaim any such obligation to, update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

ADDITIONAL INFORMATION

In connection with the proposed transaction between Comcast and Time Warner Cable, on May 23, 2014, Comcast filed with the SEC an amended registration statement on Form S-4 that was originally filed on March 20, 2014, containing a preliminary joint proxy statement of Comcast and Time Warner Cable that also constitutes a preliminary prospectus of Comcast. The registration statement has not yet become effective.  After the registration statement is declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to shareholders of Comcast and Time Warner Cable.  INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100.  Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

CERTAIN INFORMATION REGARDING PARTICIPANTS

Comcast, Time Warner Cable, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed Time Warner Cable/Comcast transaction.  Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 18, 2014, and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 29, 2014.  Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 11, 2014.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary joint proxy statement/prospectus filed with the SEC and will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.